BY EDGAR

Mr. Andrew D. Mew
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0405
Phone Number: (202) 551-3720

September 11, 2013

Re:      Brazilian Distribution Company

Form 20-F for the Fiscal Year ended December 31, 2012

Commission File No. 001-14626, filed on April 26, 2013

Dear Mr. Mew:

Brazilian Distribution Company (Companhia Brasileira de Distribuição, or the “Company”) has received the Staff’s comment letter dated August 27, 2013 concerning the above-referenced filing on Form 20-F (the “20-F”).  The Company advises you as follows regarding your comments:

SEC Comment No. 1

We note your response to comment 2 in our letter dated August 2, 2013 and await your amending filing.

Response to Comment No. 1

The Company will file an amendment to the 20-F upon conclusion of the Staff’s review process.

SEC Comment No. 2

We note your response to comment 3 in our letter dated August 2, 2013.  We understand you exchanged three plots of land for apartment units to be sold to third parties and that the fair value of the apartment units received in exchange for the real estate properties was determined based on comparable transactions of sale of apartment units.  In this regard, we note your disclosure on page F-86 that the apartment units of the Thera project are scheduled to be delivered within 52 months from December 18, 2011.  Please tell us how the fair value of the apartment units was reliably determinable when it appears the apartment units are under construction with completion scheduled in early 2016.

Mr. Andrew D. Mew
Division of Corporation Finance – Securities and Exchange Commission
September 11, 2013

Response to Comment No. 2

For additional context regarding the Brazilian real estate market, we note it is common practice for real estate developers to purchase plots of land for development, and, as consideration, pay a portion of, or the entire purchase price of, the land in kind, i.e., with ownership rights in certain units of the real estate project to be developed and to be delivered upon completion.  Additionally, we note that it is also common practice for the real estate developer to launch a real estate development and begin selling units of the project before construction commences.  The purchasers agree the price of the units with the construction companies and start paying for the units upfront upon signing or in installments during the construction of the real estate project, based on the terms of the related sales agreement.   Ownership rights of the units are transferred by the real estate developer to the purchasers upon completion of the construction and payment in full of the purchase price of the units.  At delivery of the units to purchasers, any outstanding amounts due are usually financed by the purchasers with a financial institution and paid in full to the real estate developer.

In our determination of the estimated fair value for our barter (exchange) transactions we considered the reliability of the fair value measurements for both our land and the rights in the apartment units received.

IAS 16 paragraph 26 indicates:

The fair value of an asset is reliably measurable if (a) the variability in the range of reasonable fair value measurements is not significant for that asset or (b) the probabilities of the various estimates within the range can be reasonably assessed and used when measuring fair value. If an entity is able to measure reliably the fair value of either the asset received or the asset given up, then the fair value of the asset given up is used to measure the cost of the asset received unless the fair value of the asset received is more clearly evident.

With respect to the fair value of our land (asset given up), our real estate department monitors market real estate conditions and potential property values for our real estate holdings.  We note that the potential property values are influenced by a number of factors and variables, including location, potential alternative future uses, etc.

With respect to our rights in the apartment units (asset received), we had access to and utilized current selling prices for similar apartment units in the same development project based on consummated sales transactions between the real estate developer and third party purchasers at the date of the barter (exchange) transaction, adjusted for estimated costs to sell, including applicable sales commissions and fees.  The terms of these third-party sales agreements contemplated future delivery with fixed price terms.  As such, we judged the fact that the apartment units will be constructed and delivered in the future as not significant in our evaluation of the variability and reliability of the fair value measurement.

Mr. Andrew D. Mew
Division of Corporation Finance – Securities and Exchange Commission
September 11, 2013

In our consideration of the estimated fair values of both our land and the rights in the apartment units received, we noted that the differences in the estimated fair values were  not significant.  With similar values obtained, we determined in the end to use the fair value of the rights in the apartment units received to value these barter transactions as we believe that it is more evident and representative of the transaction, specifically as it was based on actual third-party transactions for very similar assets and, as such, subject to less variability in a range of reasonable fair value estimates.

We supplementally inform you that, subsequent to the date of the exchange transactions, we have actively marketed and entered into sales agreements with third party purchasers (primarily individuals) for a majority of these apartment units.  The sales values we have been able to obtain on these subsequent sales transactions are in line with, or have exceeded,  the fair value estimates of the apartment units used for recording the barter revenue.

SEC Comment No. 3

With regard to your recognition of revenue on the exchange, it appears you have recognized revenue on the basis of proceeds to be received from the sale of the apartment units.  Please explain in sufficient detail why revenue recognition was not deferred until completion and sale of the apartment units.

Response to Comment No. 3

We make reference to our response to your Comment No. 3 in our response letter dated August 16, 2013 and inform you that the amount of revenue recorded as barter revenue in 2012 relates exclusively to the revenue/gain on the barter transactions disclosed in Footnote 28 on page F-86 of our 20-F and does not include any related revenue or gains on the subsequent sale or disposition of the rights in the apartment units we received.  We view the barter transactions as a sale and disposal of our land, requiring the derecognition of the land on the date of exchange and the recognition in profit and loss of the related gain upon derecognition, in accordance with paragraphs 67 and 68 of IAS 16.  We advise you that title and all other risks and rewards associated with the land were transferred to the real estate developer on the date of the exchange.

Mr. Andrew D. Mew
Division of Corporation Finance – Securities and Exchange Commission
September 11, 2013

As mentioned in our letter dated August 16, 2013, we recorded our rights in the apartment units as inventory in construction, classified as a long-term, available for sale asset, representing the consideration we received in exchange for the land.

As mentioned above in our response to Comment 2, we supplementally inform you that, subsequent to the date of the exchange transactions, we have actively marketed and entered into sales agreements with third party purchasers (primarily individuals) for a majority of these apartment units.   In the related sales agreements, we are the selling party and the real estate developer is an intervening party, as it has the obligation to deliver the apartment unit once its construction is completed.  We have determined that the criteria for revenue recognition, as discussed in IAS 18, for these separate sales agreements of the apartment units to individuals has not and will likely not be met until they are delivered to the purchasers of these units.  As a result, we have not recognized any related incremental gains/revenue on these separate sales transactions nor have we derecognized these assets from our balance sheet.  Until such time as the related sale is recognized, these assets will continue to be recorded as an available for sale asset and recorded at the lower of its carrying cost or fair value less cost to sell in accordance with IFRS 5.  Incremental gains, on these separate sales transactions, if any, will only be recognized when all conditions for revenue recognition are met, likely to be at the date the apartment units are delivered to the purchaser.  Cash received from advance payments made by these purchasers during the construction period, in accordance with the terms of the related sales agreements with us, are being recorded as customer deposit liabilities included as part of other accounts payable.

SEC Comment No. 4

We also note your contradictory disclosure on page F-86 that the revenues were based on the fair value of the land exchanged.  Please explain and clarify your disclosures.

Response to Comment No. 4

We acknowledge the Staff’s comment.  In future filings we will clarify our disclosure to be more clear that the barter revenue represents the fair value attributed  to our land in the barter transaction, net of its carrying cost, which was based on the estimated fair values of the rights in the real estate units received in the barter transaction.

Additionally, in future filings, we will also expand and clarify our accounting policy footnote with respect to barter revenue footnote 4) u) i) e),  page F-30 in our 20-F to clarify that for applicable real estate barter transactions involving the exchange of non-monetary assets, the related barter revenue (and the corresponding cost of the asset received) is based on the fair value,  when reliably measurable, of either the asset given up or the asset received, the latter in the case when the fair value is more clearly evident, and is recorded in revenue net of the applicable prior carrying value of the asset given up.

Mr. Andrew D. Mew
Division of Corporation Finance – Securities and Exchange Commission
September 11, 2013

SEC Comment No. 5

We note your response to comment 5 in our letter dated August 2, 2013.  Please disclose in future filings, consistent with your response, that information is not available to report enterprise-wide product and service revenue disclosures under IFRS 8 and the cost to develop it would be excessive.  Please refer to paragraph 32 of IFRS 8.

Response to Comment No. 5

We noted the Staff’s comment and will expand the disclosure in future filings consistent with our response to Comment No. 5 in the Staff’s prior comment letter to the Company.

If you have any questions or wish to discuss any matters relating to the foregoing, please contact Christophe Hidalgo of the Company at (011-55-11) 3886-0017.

Very truly yours,

/s/ Christophe Hidalgo

Christophe Hidalgo

Chief Financial Officer

/s/ Daniela Sabbag
Daniela Sabbag
Investor Relations Officer

cc: Andrew B. Jánszky and Fabiana Y. Sakai – Milbank, Tweed, Hadley & McCloy LLP